UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF

INTERIM FINANCIAL INFORMATION

To the Shareholders

Avianca Holdings S.A.:

Introduction

We have reviewed the accompanying June 30, 2019 condensed consolidated interim financial information of Avianca Holdings S.A. and subsidiaries (“the Group”), which comprises:

•	the condensed consolidated statement of financial position as of June 30, 2019;

•	the condensed consolidated statement of comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018;

•	the condensed consolidated statements of changes in equity for the six-month period ended June 30, 2019 and 2018;

•	the condensed consolidated statements of cash flows for the six-month period ended June 30, 2019 and 2018; and

•	notes to the interim financial information.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying June 30, 2019 condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

Material Uncertainty Related to Going Concern

We draw attention to notes 2 (f), 14 and 26 of the condensed consolidated interim financial information, which indicate that Group has breached with certain obligations in financing of airplanes and other loans, whereby on consolidated statement of financial position as of June 30, 2019, long-term debt by US$2,484 million was reclassified to short-term, accumulating a total current obligations of US $ 3,825 million. The Group´s ability to meet these obligations will depend on whether they can renegotiate the terms and conditions with lenders and obtain new sources of financing to meet the short-term obligations. These circumstances indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our review report is not modified in respect of this matter.

KPMG S.A.S.

August 14, 2019

Bogotá, Colombia

Bogotá D.C., August 15, 2019

MATERIAL INFORMATION

Avianca Holdings S.A. informs that it has published on its website www.aviancaholdings.com its earnings release for the second quarter of 2019 and its unaudited condensed consolidated interim financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Vice President Senior General Counsel

Exhibit Index

Exhibit No.	Description

99.1	Unaudited condensed consolidated interim financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.